UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

SECTION 240.13d-2(a)

(Amendment No. 7)*

Vail Resorts, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

91879Q109

(CUSIP Number)

Charles G. Huber, Jr.

Corporate Vice President, General Counsel and Secretary

Ralcorp Holdings, Inc.

800 Market Street, Suite 2900

St. Louis, Missouri 63101

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 1, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

□

_____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

AMENDMENT NO. 7 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 2 of 5

1.	NAMES OF REPORTING PERSONS:
Ralcorp Holdings, Inc. (Formerly known as New Ralcorp Holdings, Inc.)

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):	43-1766315

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
a. □
b. □

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):	□

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri

7.	SOLE VOTING POWER : 7,080,606 (See Item 5)

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 0

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 7,080,606 (See Item 5)

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
7,080,606 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	□

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

19.2%, based on 36,921,791 shares outstanding as of September 22, 2008 as reported in the Issuer’s Form 10-K for the fiscal year ended July 31, 2008

14.	TYPE OF REPORTING PERSON: HC

AMENDMENT NO. 7 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 3 of 5

1.	NAMES OF REPORTING PERSONS:
RH Financial Corporation

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):	43-1790396

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
a. □
b. □

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):	□

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

7.	SOLE VOTING POWER : 7,080,606 (See Item 5)

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 0

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 7,080,606 (See Item 5)

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
7,080,606 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	□

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

19.2%, based on 36,921,791 shares outstanding as of September 22, 2008 as reported in the Issuer’s Form 10-K for the fiscal year ended July 31, 2008

14.	TYPE OF REPORTING PERSON: CO

AMENDMENT NO. 7 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 4 of 5

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and restates, where indicated, the statement on Schedule 13D relating to the common stock, par value $.01 per share (the “Common Stock”) of Vail Resorts, Inc., a Delaware corporation (the “Issuer”), filed by Ralcorp Holdings, Inc., a Missouri corporation, formerly known as New Ralcorp Holdings, Inc., (“Ralcorp”), with the Securities and Exchange Commission on February 13, 1997, as amended by Amendment No. 1 to Schedule 13D filed by Ralcorp with the Securities and Exchange Commission on October 18, 2005, Amendment No. 2 to Schedule 13D filed by Ralcorp and RH Financial Corporation, a Nevada corporation and wholly-owned subsidiary of Ralcorp (“RH Financial”) with the Securities and Exchange Commission on November 2, 2005, Amendment No. 3 to Schedule 13D filed by Ralcorp and RH Financial with the Securities and Exchange Commission on November 30, 2005, Amendment No. 4 to the Schedule 13D filed by Ralcorp and RH Financial with the Securities and Exchange Commission on March 31, 2006, Amendment No. 5 to the Schedule 13D filed by Ralcorp and RH Financial with the Securities and Exchange Commission on November 1, 2006 and Amendment No. 6 to the Schedule 13D (“Amendment No. 6”) filed by Ralcorp and RH Financial with the Securities and Exchange Commission on August 13, 2008 (as amended, the “Schedule 13D”). Capitalized terms used in this Amendment No. 7 but not otherwise defined herein have the meanings given to them in the Schedule 13D.

This Amendment No. 7 is being made to reflect the sale of shares of Common Stock of the Issuer as more fully described in Item 5 below. Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by Ralcorp in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The persons (collectively, the “Reporting Persons” and individually, a “Reporting Person”) filing this statement are Ralcorp and RH Financial. The principal office and place of business of each of the Reporting Persons is 800 Market Street, Suite 2900, St. Louis, Missouri 63101. Ralcorp, through itself or through its various subsidiaries, including RH Financial, is primarily engaged in manufacturing, distributing and marketing store brand (private label) food in the grocery, mass merchandise, drug and foodservice channels.

Set forth in Appendix I with respect to each director and executive officer of each of the Reporting Persons are his name, business address and present principal employment or occupation and the name and principal business and address of any corporation or other organization in which such employment or occupation is carried on. No person other than persons listed as directors in Appendix I might be deemed to control the Reporting Persons.

During the last five years, neither the Reporting Persons nor any director or executive officer of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the directors and executive officers of the Reporting Persons is a United States citizen.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

AMENDMENT NO. 7 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 5 of 5

According to the Issuer’s most recent publicly filed documents, as of September 22, 2008, the Issuer has issued and outstanding the following capital stock: no shares of Class A Common Stock and 36,921,791 shares of Common Stock. Based on this information, the Reporting Persons own 7,080,606 shares of Common Stock, or approximately 19.2% of the outstanding Common Stock, subject to the forward sale agreements, pledge agreements and stock loan agreement described in Item 6 of Amendment No. 6. Messrs. Granneman, Micheletto and Stiritz each beneficially own less than 1% of the outstanding Common Stock. Included in the shares beneficially owned by Messrs. Micheletto and Stiritz, are 25,000 and 22,500 shares of Common Stock, respectively, that may be acquired on or within 60 days of October 1, 2008 through the exercise of stock options and 1,811 and 1,811 shares of Common Stock, respectively, that may be acquired on or within 60 days of October 1, 2008 through the vesting of restricted stock units. Each of the Reporting Persons, Messrs. Granneman, Micheletto and Stiritz has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the shares beneficially owned by such person, subject to the forward sale agreements, pledge agreements and stock loan agreement described in Item 6 of Amendment No. 6. Except as set forth in Appendix 1, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any director or executive officer of the Reporting Persons beneficially owns or has a right to acquire, directly or indirectly, any other shares of Common Stock of the Issuer. During the past sixty days there have not been any transactions in the Common Stock of the Issuer by the Reporting Persons or, to the Reporting Persons’ knowledge, any director or executive officer of the Reporting Persons, other than the sale in the open market by RH Financial of shares of the Issuer’s Common Stock pursuant to a Rule 10b5-1 plan as follows:

Trade Date	Shares Sold	Average Executed Price Per Share
August 12, 2008	3,500	$45.0296
September 4, 2008	8,700	$45.0610
September 9, 2008	50,000	$45.1066
September 30, 2008	306,500	$35.5724
October 1, 2008	1,600	$35.0850

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ralcorp Holdings, Inc.

October 15, 2008	/s/ Charles G. Huber, Jr.
Name: Charles G. Huber, Jr.
Title: Secretary

RH Financial Corporation

October 15, 2008	/s/ Charles G. Huber, Jr.
Name: Charles G. Huber, Jr.
Title: Secretary

Appendix 1

Directors and Executive Officers of Ralcorp Holdings, Inc.

Set forth below with respect to each director and executive officer of Ralcorp are (a) his name and business address (unless another address is set forth, the business address of each person is 800 Market Street, St. Louis, Missouri 63101); (b) present principal employment or occupation and the name and (if not Ralcorp) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, it is the same as the business address set forth for such person); and (c) the number of shares of the Issuer’s Common Stock beneficially owned. Ralcorp believes the stock ownership information below is correct as of October 8, 2008. The information will be updated when amendments to this Schedule 13D are filed.

Directors
Name/Address	Principal Employment/Occupation Information	# Shares of Common Stock Beneficially Owned
Bill G. Armstrong	Former Executive Vice President and Chief Operating Officer of Cargill Animal Nutrition, producer of animal feed products, and former Chief Operating Officer of Agribrands International, Inc., producer of animal feed products.	0
David R. Banks	Private equity investor.	0
Jack W. Goodall	Private equity investor.	0
Kevin J. Hunt	Co-Chief Executive Officer and President of Ralcorp Holdings, Inc. and Chief Executive Officer of Bremner Food Group, Inc., producer of private label crackers and cookies, and Nutcracker Brands, Inc., producer of private label snack nuts and high quality chocolate products, Frozen Bakery Products, Inc., a producer of frozen griddle products and other frozen, pre-baked products, and The Carriage House Companies, Inc., producer and private label wet fill products.	0
David W. Kemper	Chairman, President and Chief Executive Officer of Commerce Bancshares, Inc. (a bank holding company).	0
Richard A. Liddy	Private equity investor.	0
Joe R. Micheletto	Vice-Chairman of the Board of Directors and former Chief Executive Officer and President of Ralcorp Holdings, Inc.	39,998[1]

_________________________

[1]

Includes 25,000 shares of Common Stock that may be acquired upon the exercise of stock options granted to Mr. Micheletto and 1,811 shares of Common Stock that may be acquired upon the vesting of restricted stock units granted to Mr. Micheletto.

J. Patrick Mulcahy	Chairman of the Board of Energizer Holdings, Inc.	0
David P. Skarie	Co-Chief Executive Officer and President of Ralcorp Holdings, Inc. and Chief Executive Officer of Ralston Foods, producer of private label cereal.	0
William P. Stiritz	Private equity investor.	30,870[2]
David R. Wenzel	Vice President Global Finance of Covidien Imaging	0

Executive Officers
Name/Address	Principal Employment/Occupation Information	# Shares of Common Stock Beneficially Owned
Kevin J. Hunt	See above.	0
David P. Skarie	See above.	0
Thomas G. Granneman	Corporate Vice President and Controller	200
Charles G. Huber, Jr.	Corporate Vice President, General Counsel and Secretary	0
Richard R. Koulouris	Corporate Vice President and President of Bremner Food Group, Inc., Nutcracker Brands, Inc. and The Carriage House Companies, Inc.	0
Scott Monette	Corporate Vice President and Treasurer	0
Richard Scalise	Corporate Vice President, and President of Frozen Bakery Products, Inc.	0
Stephen Van Tassel	Corporate Vice President and President of Post Foods	0
Ronald D. Wilkinson	Corporate Vice President and President of Ralston Foods	0

_________________________

[2]

Includes 22,500 shares of Common Stock that have vested or that may be acquired upon the vesting of stock options granted to Mr. Stiritz and 1,811 shares of Common Stock that may be acquired upon the vesting of restricted stock units granted to Mr. Stiritz.

Directors and Executive Officers of RH Financial Corporation

Set forth below with respect to each director and executive officer of RH Financial Corporation are (a) his name and business address (unless another address is set forth, the business address of each person is 800 Market Street, St. Louis, Missouri 63101); (b) present principal employment or occupation and the name and (if not RH Financial Corporation) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, it is the same as the business address set forth for such person); and (c) the number of shares of the Issuer’s Common Stock beneficially owned. RH Financial Corporation believes the stock ownership information below is correct as of October 8, 2008. The information will be updated when amendments to this Schedule 13D are filed.

Directors
Name/Address	Principal Employment/Occupation Information	# Shares of Common Stock Beneficially Owned
Kevin J. Hunt	Co-Chief Executive Officer and President of Ralcorp Holdings, Inc. and Chief Executive Officer of Bremner Food Group, Inc., producer of private label crackers and cookies, and Nutcracker Brands, Inc., producer of private label snack nuts and high quality chocolate products, Frozen Bakery Products, Inc., a producer of frozen griddle products and other frozen, pre-baked products, and The Carriage House Companies, Inc., producer and private label wet fill products.	0
Charles G. Huber, Jr.	Corporate Vice President, General Counsel and Secretary of Ralcorp Holdings, Inc.	0
Scott Monette	Corporate Vice President and Treasurer of Ralcorp Holdings, Inc.	0

Executive Officers
Name/Address	Principal Employment/Occupation Information	# Shares of Common Stock Beneficially Owned
Kevin J. Hunt	Chief Executive Officer	0
Scott Monette	President and Treasurer	0
Thomas G. Granneman	Vice President	200
Charles G. Huber, Jr.	Secretary	0